UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

UBIQUITEL INC.

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

903474302

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 903474302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald A. Harris

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,339,802 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,339,802 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,339,802 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(2)

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   See Item 4 herein.

(2)   The aggregate amount listed in Row 9 does not include 240,000 shares beneficially owned by the Harris Family Trust, 21,000 shares held in custodial trusts for Mr. Harris’ minor children and 1,000 shares held in an individual retirement account of Mr. Harris’ spouse, as to all of which shares the Reporting Person disclaims beneficial ownership.

Item 1.
	(a)	Name of Issuer UbiquiTel Inc.
	(b)	Address of Issuer’s Principal Executive Offices One West Elm Street Suite 400 Conshohocken, Pennsylvania 19428

Item 2.
	(a)	Name of Person Filing Donald A. Harris
	(b)	Address of Principal Business Office or, if none, Residence One West Elm Street Suite 400 Conshohocken, Pennsylvania 19428
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 903474302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 6,339,802 (1) (2)
	(b)	Percent of class: 6.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 6,339,802 (1) (2)
		(ii)	Shared power to vote or to direct the vote -0-

(iii) Sole power to dispose or to direct the disposition of 6,339,802 (1) (2)
(iv) Shared power to dispose or to direct the disposition of -0-

(1) Includes 3,799,802 shares beneficially owned directly and 2,540,000 shares subject to options exercisable within 60 days of this filing.

(2)           Does not include 240,000 shares beneficially owned by the Harris Family Trust, 21,000 shares held in custodial trusts for Mr. Harris’ minor children and 1,000 shares held in an individual retirement account of Mr. Harris’ spouse, as to all of which shares the Reporting Person disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2003
Date
/s/ Donald A. Harris
Signature
Donald A. Harris
Name/Title